Exhibit (k)(5)

AMENDED AND RESTATED

EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT

THIS AMENDED AND RESTATED EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT (the “Agreement”) is made this 13th day of December, 2013 by and between CĪON Investment Corporation, a Maryland corporation (the “Company”), and ICON Investment Group, LLC, a Delaware limited liability company (“IIG”).

WHEREAS, the Company is a non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, CĪON Investment Management, LLC (the “Adviser”) is the Company’s investment adviser and is a subsidiary of IIG;

WHEREAS, the Company and IIG have determined that it is appropriate and in the best interests of the Company to reduce the Company’s operating expenses until the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expense in relation to its investment income (the “Operating Expense Objective”);

WHEREAS, the Company and IIG have determined that it is appropriate and in the best interests of the Company to endeavor to ensure that no portion of distributions made to the Company’s shareholders will be paid from the Company’s offering proceeds or borrowings (the “Distribution Objective”); and

WHEREAS, the Company and IIG previously entered into an Expense Support and Conditional Reimbursement Agreement, dated as of January 30, 2013, and the parties desire to amend and restate such agreement in its entirety for purposes of extending the termination date set forth in Section 3.2(i) thereof.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1. IIG Expense Payment to the Company.

1.1 Commencing with the quarter ended December 31, 2012 and on a quarterly basis thereafter, IIG shall reimburse the Company for operating expenses in an amount sufficient to meet the Operating Expense Objective and/or the Distribution Objective. Any payments required to be made by IIG pursuant to the preceding sentence shall be referred to herein as an “Expense Payment.”

1.2 IIG’s obligation to make an Expense Payment shall automatically become a liability of IIG and the right to such Expense Payment shall be an asset of the Company no later than the last business day of the applicable calendar quarter. The Expense Payment for any calendar quarter shall, as promptly as possible, be: (i) paid by IIG to the Company in any combination of cash or other immediately available funds, and/or (ii) offset against amounts due from the Company to IIG or the Adviser.

1.3 For purposes of this Agreement, “Available Operating Funds” means the sum of (i) the Company’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses), and (iii) dividends and other distributions paid to or otherwise earned by the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above.)

1.4 For purposes of this Agreement, “Reimbursable Expenses” means all costs and expenses paid or incurred by the Company, as determined under generally accepted accounting principles, that are: (i) reimbursable pursuant to the Investment Advisory Agreement dated as of June 19, 2012 between the Adviser and the Company (the “Advisory Agreement”), (ii) reimbursable pursuant to the Administration Agreement dated as of June 19, 2012 between the Company and ICON Capital Corp., and (iii) paid or accrued by IIG on behalf of the Company and not otherwise already reimbursable pursuant to Section 1.4(i) or Section 1.4(ii) above.

2. Reimbursement of Expense Payments by the Company.

2.1 Following any calendar quarter in which Available Operating Funds exceed the cumulative distributions declared to the Company’s shareholders in such calendar quarter and such excess that is intended to be used to pay expenses qualifying as a Reimbursable Expense (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof in accordance with Section 2.2, to IIG or accrue such Excess Operating Funds as a liability until such time as all Expense Payments made by IIG to the Company within three (3) years prior to the last business day of such calendar quarter have been reimbursed or waived. Any payments required to be made by the Company pursuant to this Section 2.1 shall be referred to herein as a “Reimbursement Payment.”

2.2 The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such calendar quarter, and (ii) the aggregate amount of all Expense Payments made by IIG to the Company (or otherwise accrued by IIG with respect to the Company) within three (3) years prior to the last business day of such calendar quarter that have not been previously reimbursed by the Company to IIG.

2.3 The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company and the right to such Reimbursement Payment shall be an asset of IIG no later than the last business day of the applicable calendar quarter. The Reimbursement Payment for any calendar quarter shall, as promptly as possible, be paid by the Company to IIG in any combination of cash or other immediately available funds. Any Reimbursement Payments shall be deemed to have reimbursed IIG for Expense Payments in chronological order beginning with the oldest Expense Payment eligible for reimbursement under this Section 2.

3. Effective Date; Termination; Survival.

3.1 Effective Date. This Agreement shall become effective as of the date first set forth above.

3.2 Termination.

(i) Unless otherwise agreed by the parties, this Agreement shall terminate on January 30, 2015.

(ii) This Agreement may be terminated at any time, without the payment of any penalty, by the Company or IIG, with or without notice.

 (iii) This Agreement shall automatically terminate in the event of (a) the termination by the Company of the Advisory Agreement, or (b) the board of directors of the Company makes a determination to dissolve or liquidate the Company.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, if this Agreement terminates automatically pursuant to Section 3.2(iii) above, or, following a termination of this Agreement pursuant to Section 3.2(ii), an event described in Section 3.2(iii) occurs, the Company agrees to pay IIG an amount equal to all Expense Payments paid by IIG to the Company within three (3) years prior to the date of such termination pursuant to Section 3.2(iii) or the occurrence of such event, as applicable, and that have not been previously reimbursed by the Company to IIG. Such repayment shall be made to IIG no later than thirty (30) days after such date of termination or the date of such event, as applicable.

3.3 Survival. Sections 3 and 4 of this Agreement shall survive any termination of this Agreement. Notwithstanding anything to the contrary, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Company to IIG.

4. Miscellaneous.

4.1 Captions. The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

4.2 Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Company is regulated as a business development company under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware, or any provisions herein, conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Company to take any action contrary to the Company’s Second Articles of Amendment and Restatement of the Articles of Incorporation and/or the Amended and Restated By-Laws, as each may amended or restated, or to relieve or deprive the board of directors of the Company of its responsibility for and control of the conduct of the affairs of the Company.

4.3 Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

4.4 Assignment. This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

ICON INVESTMENT GROUP, LLC

By:	/s/ Mark Gatto
Name:	Mark Gatto
Title:	Co-President and Co-Chief Executive Officer

CĪON INVESTMENT CORPORATION

By:	/s/ Michael A. Reisner
Name:	Michael A. Reisner
Title:	Co-President and Co-Chief Executive Officer